                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549



                                    FORM 11-K



 [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001


                                     OR

[   ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934




                         Commission File Number 1-12619




                             RALCORP HOLDINGS, INC.
                             SAVINGS INVESTMENT PLAN




                             RALCORP HOLDINGS, INC.
                                   SUITE 2900
                                800 MARKET STREET
                           ST. LOUIS, MISSOURI  63101

                            RALCORP HOLDINGS, INC.
                            SAVINGS INVESTMENT PLAN
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS



                                          DECEMBER 31,
                                          ------------
                                       2001           2000
                                   -------------  ------------
ASSETS
     Investments                   $ 134,100,295  $115,276,019
                                   -------------  ------------
                                     134,100,295   115,276,019
                                   -------------  ------------

LIABILITIES
     Fees payable                          3,217         2,968
                                   -------------  ------------
                                           3,217         2,968
                                   -------------  ------------

NET ASSETS AVAILABLE FOR BENEFITS  $ 134,097,078  $115,273,051
                                   =============  ============


See  the  accompanying  Notes  to  Financial  Statements.


                                RALCORP HOLDINGS, INC.
                               SAVINGS INVESTMENT PLAN
              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                    YEAR ENDED DECEMBER 31,
                                                    -----------------------
                                                       2001           2000
                                                  -------------  -------------
ADDITIONS
 Investment income:
  Interest and dividend income                    $  3,529,389   $  5,370,078
  Net appreciation (depreciation)
    in fair value of investments                     2,603,441     (7,968,240)
                                                  -------------  -------------
                                                     6,132,830     (2,598,162)
                                                  -------------  -------------
 Contributions:
  Employer                                           2,138,513      1,620,062
  Participants                                       6,856,617      5,603,839
                                                  -------------  -------------
                                                     8,995,130      7,223,901
                                                  -------------  -------------

 Other additions                                        14,958          5,050
                                                  -------------  -------------
  Total additions                                   15,142,918      4,630,789
                                                  -------------  -------------
DEDUCTIONS
 Benefits paid                                       6,687,605     11,752,693
 Other deductions                                       51,484         44,397
                                                  -------------  -------------
  Total deductions                                   6,739,089     11,797,090
                                                  -------------  -------------

NET INCREASE (DECREASE) IN NET ASSETS
  BEFORE TRANSFERS                                   8,403,829     (7,166,301)

TRANSFERS
 Asset transfers in                                 10,420,198      7,936,699
                                                  -------------  -------------

NET INCREASE IN NET ASSETS                          18,824,027        770,398

Net Assets Available for Benefits:
 Beginning of year                                 115,273,051    114,502,653
                                                  -------------  -------------
 End of year                                      $134,097,078   $115,273,051
                                                  =============  =============

See  the  accompanying  Notes  to  Financial  Statements.

                             RALCORP HOLDINGS, INC.
                             SAVINGS INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE  1  -  DESCRIPTION  OF  PLAN

The following description of the Ralcorp Holdings, Inc. (Ralcorp or the Company) Savings Investment Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

Plan Purpose. The Plan is a defined contribution plan whose purpose is to permit deferrals of compensation by eligible employees of the Company and its subsidiaries to enable them to share in the Company's performance through participation in the Ralcorp Stock Fund and to provide them with an attractive, convenient vehicle for accumulating capital for their future economic security.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is designed to meet ERISA's reporting and disclosure and fiduciary responsibility requirements, as well as to meet the minimum standards for participation and vesting. The Plan is not, however, subject to ERISA's minimum funding standards, nor are benefits under the Plan eligible for termination insurance provided by the Pension Benefit Guaranty Corporation (PBGC).

Eligibility. All regular sales, administrative and clerical employees and certain production employees, depending on the terms and conditions of employment, who receive regular compensation from a payroll subject to FICA in the United States are eligible to participate to the extent permitted by the Plan or applicable law, with the exception of Carriage House employees. Before April 1, 2001, the Plan required completion of one year of credited service with the Company prior to participation in the Plan. Effective April 1, 2001, employees are eligible at date of hire. At December 31, 2001 and 2000, there were a total of 3,087 and 2,112 participants, respectively, in the Plan.

Plan Administration. The Plan is administered by the Company. Except as to matters required by the terms of the Plan to be decided by the Company's Board of Directors (the Board), the Company's Benefits Administration Committee (BAC) has the right to interpret the Plan and to decide certain matters arising under the Plan. The Board has designated the Company's Employee Benefit Trustees Committee (EBTC) as having certain rights and obligations to control and manage plan assets, to select investment funds available for investment by plan participants, and to appoint and remove the trustee and any investment managers retained in connection with the investment of plan assets.

Plan Contributions. Participants may make maximum contributions to the Plan equal to the lesser of $30,000 or 15% of their compensation for that year. The pre-tax contribution amount is limited to $10,500 per calendar year. Subject to such limitations, participants may make basic contributions of 2% to 15% of their compensation, in 1% increments, on a pre-tax basis. Prior to April 1, 2001, the maximum pre-tax contribution was 12%.

Before April 1, 2001, participants could also, subject to the $30,000 and 15% limitations, make supplemental, unmatched contributions of 1% to 10% of their compensation, in 1% increments. Such contributions were made on an after-tax basis and were immediately vested. Effective April 1, 2001, the supplemental (after-tax) contribution option was eliminated from the Plan. This change does not affect any of the existing plan provisions with respect to supplemental contributions made prior to April 1, 2001. Those balances will still be available for supplemental withdrawals and all other plan transactions.

Participant contributions may be invested in any of the available investment funds. Participant contributions and earnings thereon are vested and non-forfeitable from the time made.

                             RALCORP HOLDINGS, INC.
                             SAVINGS INVESTMENT PLAN
                   NOTES TO FINANCIAL STATEMENTS (Continued)

The Company contributes a maximum of $.50 for each dollar contributed by participants, up to 6% of the participants' pre-tax earnings. Before April 1, 2001, the Company match was graduated based on years of service as follows: one year of service equates to a 15% Company match, two years of service equates to a 30% Company match and three or more years of service entitles the employee to the maximum Company match of 50%. Effective April 1, 2001, participants with one year of service receive a 25% Company match and those with two or more years of service receive a 50% match. Employees who were at the 15% or 30% match levels were moved to the new schedule based on their services as of April 1, 2001. Before April 1, 2001, the Company match was invested solely in the
Ralcorp Stock Fund. Effective April 1, 2001, the Company removed the requirement that Company matching contributions have to be invested in the Ralcorp Stock Fund and removed investment restrictions on amounts already contributed. Participants are able to move previously restricted balances to any of the other investment options of the Plan. Company matching contributions and earnings thereon vest at a rate of 25% for each year of credited Company service by the participant.

Employees of several of the Company's production facilities are subject to different pre-tax limits and matching contribution levels and are not eligible to make supplemental contributions.

Investment of Funds. All contributions will be deposited by the Company in trust funds held by Vanguard Fiduciary Trust Company (Trustee) or any successor selected by the EBTC. The value of the trust funds change according to increases or decreases in market value of the assets, gain or loss on sale of assets and income from dividends and interest held therein. In addition, Vanguard performs all record keeping functions for the Plan.

The Trustee will maintain as many separate investment funds within its trust funds, with such different investment objectives, as the EBTC deems advisable. During the plan years ended December 31, 2001 and 2000, participants were able to allocate their contributions among the following investment options:
Vanguard 500 Index Fund, Vanguard Explorer Fund, Vanguard Federal Money Market Fund, Vanguard International Growth Fund, Vanguard Total Bond Market Index Fund, Vanguard Wellington Fund, Vanguard Windsor II Fund, Vanguard Retirement Savings Trust, Ralcorp Stock Fund, Fixed Income I Fund and Heritage Fixed Income Fund.

Plan Withdrawals, Loans and Forfeitures. Upon termination of a participant, retirement, disability, or death, or in the event of termination of the Plan without establishment of a successor plan, the amount in the trust fund credited to each participant which is vested will be distributed to the participant or to the participant's beneficiary or other legal representative. Under the Plan, a participant may elect from several payment alternatives regarding the timing and nature of distributions. Plan withdrawals may be made prior to termination or retirement for cases of hardship. Such distributions are limited to the amount required to meet the need created by the hardship and are made in accordance with guidelines determined by the Company.

The Company may, subject to certain rules and regulations, permit a participant to borrow from the trust funds. Such loans will be permitted for any purpose provided certain plan conditions and certain other conditions as prescribed by federal law are met.

Upon termination, any Company matching contribution and the earnings thereon which are not vested will be forfeited, but will be restored if the participant again becomes an eligible employee within five years after termination. Amounts forfeited are used to reduce Company matching contributions required under the Plan. Forfeitures, net of amounts restored, during the years ended December 31, 2001 and 2000 were $18,264 and $13,003, respectively, and are included in employer contributions on the Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2001 and 2000.

                             RALCORP HOLDINGS, INC.
                             SAVINGS INVESTMENT PLAN
                   NOTES TO FINANCIAL STATEMENTS (Continued)

Plan Amendments and Termination. The Board, and in certain limited circumstances the EBTC and the Chief Executive Officer of the Company, may amend the Plan. The Board may also terminate the Plan or direct that Company matching contributions cease. In such cases, non-forfeitable rights to the Company matching contributions credited to a participant's account shall automatically vest in such participant. Under the Plan, a participant may elect from several alternative rules regarding the timing and nature of distribution.

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

The  significant  accounting  policies followed by the Plan are described below:

Basis of Accounting. The accompanying financial statements are prepared using the accrual basis of accounting.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Investments. Plan investments in common stock, collective trusts, and shares of registered investment companies are carried at fair market value based on closing prices on the last business day of the plan year. Interest income is recognized as earned and dividend income is recognized on the date of record. Participant loans are valued at cost, which approximates fair value. Units of the Retirement Savings Trust are valued at net asset value at year-end. The Ralcorp Stock Fund is valued at its year-end unit closing price (comprised of the year-end market price of Ralcorp common stock plus any uninvested cash position). Units of Heritage Fixed Income Fund are carried at contract value which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Net appreciation (depreciation) in fair value of investments is comprised of net realized and unrealized gains and losses. Net realized gain (loss) is the difference between sale proceeds and historical cost using the average cost method. Unrealized gain (loss) is the difference between the market value of an investment at the end of the plan year and the market value of the same investment at the beginning of the plan year or at its acquisition date if acquired during the plan year. Capital gain distributions are included in dividend income.

Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Payment  of  Benefits.  Benefits  are  recorded  when  paid.

                             RALCORP HOLDINGS, INC.
                             SAVINGS INVESTMENT PLAN
                   NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE  3  -  INVESTMENTS

The Plan's investments are held in a trust fund. The following table presents the carrying value of investments. Investments that represent five percent or more of the Plan's net assets are separately disclosed.

                                                    December 31,
                                           -----------------------------
                                                2001            2000
                                           -------------   -------------
INVESTMENTS AT FAIR VALUE AS DETERMINED
 BY QUOTED MARKET PRICE
  Common stock:
   Ralcorp Holdings, Inc.                  $  27,445,893   $  26,555,906
  Mutual funds:
   Vanguard 500 Index Fund                    27,915,330      25,862,490
   Vanguard Explorer Fund                      8,306,346       7,323,749
   Vanguard Federal Money Market Fund         16,364,458      12,261,085
   Vanguard Wellington Fund                   14,851,413      12,641,376
   Vanguard Windsor II                        13,925,414      12,379,829
   Vanguard Retirement Savings Trust          11,236,014       6,672,982
   Other                                       8,863,902       6,626,037
                                           -------------   -------------
                                             128,908,770     110,323,454
INVESTMENTS AT COST WHICH APPROXIMATES
 FAIR VALUE
  Participant loans                            5,191,525       4,534,180
INVESTMENTS AT CONTRACT VALUE WHICH
 APPROXIMATES FAIR VALUE
  Investment contract with
    Heritage Fixed Income Fund                         -         418,385
                                           -------------   -------------
                                           $ 134,100,295   $ 115,276,019
                                           =============   =============


During 2001 and 2000, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

                                              Year Ended December 31,
                                           ------------------------------
                                                2001            2000
                                           -------------   --------------
INVESTMENTS AT FAIR VALUE AS DETERMINED
 BY QUOTED MARKET PRICE
  Common stock                             $  8,502,467    $  (4,430,972)
  Mutual funds                               (5,899,026)      (3,537,268)
                                           -------------   --------------
                                           $  2,603,441    $  (7,968,240)
                                           =============   ==============

                             RALCORP HOLDINGS, INC.
                             SAVINGS INVESTMENT PLAN
                   NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE  4  -  NONPARTICIPANT-DIRECTED  INVESTMENTS

Nonparticipant-directed investments consisted of Company matching contributions invested in the Ralcorp Stock Fund (common stock) with a carrying value of zero and $13,214,174 at December 31, 2001 and 2000, respectively. Information about the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                 Year Ended December 31,
                                              ------------------------------
                                                   2001            2000
                                              -------------   --------------
Net appreciation (depreciation)               $  1,176,411    $  (2,599,152)
Contributions                                      420,040        1,636,832
Benefits paid                                     (122,749)        (588,602)
Other, net                                        (156,374)        (307,024)
Transfers to participant-directed investments  (14,531,502)               -
                                              -------------   --------------
                                              $(13,214,174)   $  (1,857,946)
                                              =============   ==============

NOTE  5  -  RELATED  PARTY  TRANSACTIONS

Certain plan investments are shares of Ralcorp common stock. Ralcorp is the plan sponsor and, therefore, these transactions qualify as party-in-interest. At December 31, 2001, these shares had a total cost of $17,113,324 and market value of $27,445,893. At December 31, 2000, these shares had a total cost of $22,284,844 and market value of $26,555,906. During 2001, the Plan purchased $5,721,574 and sold $13,371,672 of such assets. During 2000, the Plan purchased  $8,722,545  and  sold  $5,040,382  of  such  assets.

Certain  Plan  investments  are  shares  of  mutual  funds  managed by Vanguard.
Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. At December 31, 2001, these shares had a total cost of $99,062,430 and market value of $101,462,877. At December 31, 2000, these shares had a total cost of $75,334,741 and market value of $83,767,548. During 2001, the Plan purchased $48,450,948 and sold $24,869,668 of such assets. During 2000, the Plan purchased $35,737,089 and sold $28,263,230 of such assets. Administrative fees paid to Vanguard by the Plan amounted to $46,736 and $44,397 for the years ended December 31, 2001 and 2000, respectively.

NOTE  6  -  INCOME  TAX  STATUS

The Plan has received a favorable determination letter dated August 10, 1998 from the Internal Revenue Service as a qualified plan and that the trust is exempt from income tax under the Internal Revenue Code of 1986, as amended. Participants' basic contributions, Company matching contributions and earnings of plan investments are not subject to federal income tax until distributed from the Plan. Supplemental contributions are made from a participant's after-tax compensation. Earnings related to these supplemental contributions are not, however, subject to federal income tax as long as they remain in the Plan.

                             RALCORP HOLDINGS, INC.
                             SAVINGS INVESTMENT PLAN
                   NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE  7  -  ASSET  TRANSFERS

On March 4, 1999, the Company completed the purchase of Martin Gillet & Co., Inc. Assets totaling $1,765,807 related to participants balances in Martin Gillet & Co., Inc. Employees' 401(k) Profit Sharing Plan were merged into the plan on November 1, 2001. Accordingly, the amount has been recorded as an "asset transfer in" in the accompanying financial statements for the year ended December 31, 2001.

On January 28, 2000, the Company completed the purchase of Cascade Cookie Company, Inc. Assets totaling $235,578 related to participants balances in Cascade Cookie Company, Inc. 401(k) were merged into the plan on July 1, 2001. Accordingly, the amount has been recorded as an "asset transfer in" in the accompanying financial statements for the year ended December 31, 2001.

On October 4, 1999, the Company completed the purchase of Ripon Foods, Inc. Assets totaling $6,087,380 related to participants balances in Ripon Foods, Inc. Warehouse Retirement Savings Plan and Ripon Foods, Inc. Retirement Savings Plan were merged into the plan on June 1, 2001. Accordingly, the amount has been recorded as an "asset transfer in" in the accompanying financial statements for the year ended December 31, 2001.

On January 31, 2001, the Company completed the purchase of The Torbitt & Castelman Company, LLC. Assets totaling $2,331,433 related to participants balances in Torbitt 401(k) Plan were merged into the Plan on April 1, 2001. Accordingly, the amount has been recorded as an "asset transfer in" in the accompanying financial statements for the year ended December 31, 2001.

On October 4, 1999, the Company completed the purchase of Ripon Foods, Inc. The $7,843,564 of assets related to participant balances in Ripon Foods Inc. Savings and Investment Plan, Ripon Foods Inc. Profit Sharing Plan, and Heritage Wafers Ltd. 401(k) Plan and Trust were merged into the plan on October 2, 2000.
Accordingly, the amount has been recorded as an "asset transfer in" in the accompanying financial statements for the year ended December 31, 2000.

On August 25, 1998, the Company completed the purchase of Sugar Kake Cookie, Inc. Assets totaling $3,131,742 related to participant balances in the Sugar
Kake Cookie Inc., 401(k) Profit Sharing Plan & Trust were merged into the Plan on January 3, 2000. The transfer of those assets was approved on October 22, 1999. Of this amount, $3,038,607 was recorded as a receivable due from the Sugar Kake plan and as an "asset transfer in" in the accompanying financial statements as of and for the year ended December 31, 1999. The remaining $93,135, which related to loan funds, was recorded as an "asset transfer in" for the year ended December 31, 2000.

NOTE  8  -  SUBSEQUENT  EVENTS

Effective January 1, 2002 the maximum pre-tax contribution was raised to 50% of pay for most participants.

On January 1, 2002, RHM Holdings (USA) Inc. Employees Savings and Retirement Plan and The Red Wing Company, Inc. Employees' Savings and Retirement Plan for New York Union Employees were merged into the Plan with assets totaling $11,707,057.

James P. Linette, Inc 401(k) Savings Plan was merged into the Plan on March 1, 2002 with assets totaling $546,810.


                                   SCHEDULE I

                             RALCORP HOLDINGS, INC.
                             SAVINGS INVESTMENT PLAN
                     Schedule of Assets (Held at End of Year)
                               December 31, 2001

   Identity of Issuer,
   Borrower, Lessor                                                              Fair
   or Similar Party              Description of Investment          Cost         Value
   ---------------------- ------------------------------------- ------------  ------------
*  The Vanguard Group     Vanguard 500 Index Fund               $ 25,405,183  $ 27,915,330
*  The Vanguard Group     Vanguard Explorer Fund                   8,092,071     8,306,346
*  The Vanguard Group     Vanguard Federal Money Market Fund      16,364,458    16,364,458
*  The Vanguard Group     Vanguard International Growth Fund       5,169,663     4,506,641
*  The Vanguard Group     Vanguard Total Bond Market Index Fund    4,324,023     4,357,261
*  The Vanguard Group     Vanguard Wellington Fund                14,581,493    14,851,413
*  The Vanguard Group     Vanguard Windsor II Fund                13,889,525    13,925,414
                                                                ------------  ------------
                           Total Investment in Shares in
                             Registered Investment Company        87,826,416    90,226,863

*  The Vanguard Group     Vanguard Retirement Savings Trust       11,236,014    11,236,014

*  Participant Loans      Loans at 5.75%-10.5% maturing
                          January 2002 through July 2016                   0     5,191,525

*  Ralcorp Holdings, Inc. Common Stock                            17,113,324    27,445,893
                                                                ------------  ------------

                                                                $116,175,754  $134,100,295
                                                                ============  ============

*  Party-in-interest

                                   SCHEDULE II

                             RALCORP HOLDINGS, INC.
                             SAVINGS INVESTMENT PLAN
                      Schedule of Reportable Transactions*
                          Year Ended December 31, 2001

                                                                                                  Expense
                                                              Purchase     Selling    Lease    Incurred with
Identity of Party       Description of Asset                   Price        Price     Rental    Transaction
----------------------  ----------------------------------  -----------  -----------  -------  --------------
The Vanguard Group      Vanguard 500 Index Fund             $12,207,971               $     -  $            -
The Vanguard Group      Vanguard 500 Index Fund                          $ 6,476,953        -               -
The Vanguard Group      Vanguard Federal Money Market Fund   11,468,740                     -               -
The Vanguard Group      Vanguard Federal Money Market Fund                 7,365,387        -               -
The Vanguard Group      Vanguard Windsor II Fund              4,328,847                     -               -
The Vanguard Group      Vanguard Windsor II Fund                           1,968,564        -               -
The Vanguard Group      Vanguard Retirement Savings Trust     9,062,364                     -               -
The Vanguard Group      Vanguard Retirement Savings Trust                  4,499,333        -               -
Ralcorp Holdings, Inc.  Common Stock Fund                     5,637,482                     -               -
Ralcorp Holdings, Inc.  Common Stock Fund                                 13,249,963        -               -




                             RALCORP HOLDINGS, INC.
                             SAVINGS INVESTMENT PLAN
                Schedule of Reportable Transactions* (continued)
                          Year Ended December 31, 2001



                                                                        Current Value
                                                                         of Asset on
                                                              Cost of    Transaction      Gain or
Identity of Party       Description of Asset                   Asset         Date         (Loss)
------------------      ----------------------------------  -----------  ------------  ------------
The Vanguard Group      Vanguard 500 Index Fund                          $ 12,207,971
The Vanguard Group      Vanguard 500 Index Fund             $ 6,300,651     6,476,953  $   176,302
The Vanguard Group      Vanguard Federal Money Market Fund                 11,468,740
The Vanguard Group      Vanguard Federal Money Market Fund    7,365,387     7,365,387            -
The Vanguard Group      Vanguard Windsor II Fund                            4,328,847
The Vanguard Group      Vanguard Windsor II Fund              1,952,111     1,968,564       16,453
The Vanguard Group      Vanguard Retirement Savings Trust                   9,062,364
The Vanguard Group      Vanguard Retirement Savings Trust     4,499,333     4,499,333            -
Ralcorp Holdings, Inc.  Common Stock Fund                                   5,637,482
Ralcorp Holdings, Inc.  Common Stock Fund                    10,809,003    13,249,963    2,440,960



*Transactions or series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the Plan year as defined in 29CFR 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.


(on  PricewaterhouseCoopers  letterhead)


                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator of the Ralcorp Holdings, Inc.
Savings  Investment  Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Ralcorp Holdings, Inc. Savings Investment Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/S/  PricewaterhouseCoopers LLP
-------------------------------

June 1, 2002

                                    SIGNATURE



The  Plan.
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Ralcorp Holdings, Inc. Employee Benefit Trustees Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                         RALCORP  HOLDINGS,  INC.
                         EMPLOYEE  BENEFIT  TRUSTEES  COMMITTEE



                         By   /s/ T. G. Granneman
                             ----------------------------------
                              T.  G.  Granneman,  Chairman
                              Ralcorp  Holdings,  Inc.
                              Employee  Benefit  Trustees  Committee



June  27,  2002